# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PAMT CORP, CIK 0000798287
CUSIP: 693149106
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 297 WEST HENRI DE TONTI BLVD, TONTITOWN, Arkansas (AR), 72770
Date of event which requires filing of this statement: 09/03/2026
Amends the filing with accession number 0001683168-25-003313
Filed by CIK 0001030743
Persons authorized to receive notices and communications: Matthew T. Moroun, 12225 STEPHENS ROAD, WARREN, Michigan (MI), 48089, (586) 939-7000

## Reporting persons
- Matthew T. Moroun (CIK 0001030743): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,011; sole dispositive power 16,001,896; shared dispositive power 6,011; aggregate amount beneficially owned 16,007,907 (76.4% of the class)
  Comment: * Rows 8 and 10 consist of 6,011 shares of the Issuer's Common Stock owned by Matthew T. Moroun's son, Matthew J. Moroun. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.
  
  ** Row 9 consists of 15,695,848 shares of the Issuer's Common Stock beneficially owned by the 2020 Irrevocable Lindsay S. Moroun Trust dated November 24, 2020 ("2020 Lindsay Moroun Trust"), and 306,048 shares beneficially owned by the 2020 Irrevocable Agnes Anne Moroun Trust ("2020 AAM Trust"). Matthew T. Moroun serves as trustee of each of these two trusts. Sole voting power over the shares held by the 2020 Lindsay Moroun Trust and the 2020 AAM Trust is held by a special trustee, Frederick P. Calderone.
  
  *** Row 11 consists of 15,695,848 shares of the Issuer's Common Stock beneficially owned by the 2020 Lindsay Moroun Trust, 306,048 shares beneficially owned by the 2020 AAM Trust, and 6,011 shares owned by Matthew T. Moroun's son, Matthew J. Moroun. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of the shares owned by Matthew J. Moroun for purposes of Section 13(d) of the Act or for any other purpose.
- Grantor Trust for Matthew T. Moroun and DuraRock Underwriters, Ltd.: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 2020 Irrevocable Lindsay S. Moroun Trust, dated November 24, 2020: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,695,848; shared voting power 0; sole dispositive power 15,695,848; shared dispositive power 0; aggregate amount beneficially owned 15,695,848 (74.9% of the class)
- Frederick P. Calderone (CIK 0001202708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,012,532; shared voting power 0; sole dispositive power 10,636; shared dispositive power 0; aggregate amount beneficially owned 16,012,532 (76.5% of the class)
  Comment: * Rows 7 and 11 consist of 10,636 shares of the Issuer's Common Stock owned directly by Frederick P. Calderone, individually, 15,695,848 shares beneficially owned by the 2020 Lindsay Moroun Trust, and 306,048 shares beneficially owned by the 2020 AAM Trust. Frederick P. Calderone serves as special trustee of each of these trusts with sole voting power over the shares held by each trust. Matthew T. Moroun serves as trustee of these trusts with sole investment power over the shares held by each trust.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Name of issuer: PAMT CORP
Address of issuer's principal executive offices: 297 WEST HENRI DE TONTI BLVD, TONTITOWN, Arkansas (AR), 72770
Comment: This Amendment No. 17 amends and supplements the statement on Schedule 13D filed on January 15, 1997, as amended by the Amendment No. 1 filed on March 8, 2002, Amendment No. 2 filed on March 21, 2002, Amendment No. 3 filed on March 6, 2009, Amendment No. 4 filed on March 23, 2009, Amendment No. 5 filed on January 29, 2014, Amendment No. 6 filed on January 29, 2015, Amendment No. 7 filed on May 2, 2016, Amendment No. 8 filed on April 7, 2017, Amendment No. 9 filed on December 6, 2017, Amendment No. 10 filed on July 5, 2018, Amendment No. 11 filed on July 26, 2019, Amendment No. 12 filed on May 12, 2023, Amendment No. 13 filed on August 3, 2023, Amendment No. 14 filed on July 31, 2024, Amendment No. 15 filed on May 9, 2025, and Amendment No. 16 filed on September 15, 2025 (as amended, the "Schedule 13D"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 17 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs after the last paragraph thereof:

On May 8, 2026, Matthew J. Moroun received 1,453 shares of Common Stock from the Issuer upon his election to receive stock in lieu of cash for a portion of the Issuer's annual retainer for non-employee directors.

On September 3, 2026, Matthew T. Moroun sold 3,268,000 shares of Common Stock of the Issuer beneficially owned by him to the 2020 Lindsay Moroun Trust, for which Matthew T. Moroun serves as trustee and Frederick P. Calderone serves as special trustee. Prior to the sale, on August 18, 2026, these 3,268,000 shares were transferred by the Moroun Grantor Trust to Matthew T. Moroun, as beneficiary of such trust. The source of funds for the purchase of these shares by the 2020 Lindsay Moroun Trust was an interest-bearing note to Matthew T. Moroun. The purchase price was $31,226,000 based on the number of shares multiplied by a per share price of $9.555. The per share price was determined by an independent third party using the average of the high and low prices of the Issuer's Common Stock as reported on the Nasdaq Stock Market on September 3, 2026, adjusted for an applicable block-trade discount.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

The transaction described in Item 3 of this Amendment No. 17 resulted in the Moroun Grantor Trust no longer beneficially owning any shares of Common Stock of the Issuer and in increases in the percentages of outstanding shares of Common Stock beneficially owned by the 2020 Lindsay Moroun Trust and Frederick P. Calderone, respectively, since the filing of Amendment No. 16 to this Schedule 13D. The transaction on September 3, 2026, as described in Item 3, was effected for ownership succession purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page for each such Reporting Person. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 20,942,257 shares of Common Stock outstanding as of July 20, 2026, as disclosed in the Issuer's most recent Quarterly Report on Form 10-Q filed on August 7, 2026.
Transactions in the class effected during the past sixty days: Except for the transaction on September 3, 2026, as described in Item 3 of this Amendment No. 17, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Matthew T. Moroun's son, Matthew J. Moroun, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 6,011 shares held by him which are reported as beneficially owned by Matthew T. Moroun. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose. Shares beneficially owned by the 2020 Lindsay Moroun Trust and the 2020 AAM Trust are held for the benefit of members of the Moroun family. Frederick P. Calderone, in his capacity as special trustee of the 2020 Lindsay Moroun Trust and the 2020 AAM Trust, does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held by the 2020 Lindsay Moroun Trust or the 2020 AAM Trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Moroun Grantor Trust ceased to be the beneficial owner of more than 5.0% of the outstanding shares of the Issuer on August 18, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following after the last paragraph thereof:

In connection with Matthew T. Moroun's sale of 3,268,000 shares of Common Stock on September 3, 2026, the 2020 Lindsay Moroun Trust issued an interest-bearing promissory note to Matthew T. Moroun for $31,226,000, payable in monthly installments through September 2, 2035.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Purchase Agreement, dated September 3, 2026, by and between Matthew T. Moroun, individually, and the 2020 Irrevocable Lindsay S. Moroun Trust Under Agreement dated November 24, 2020.

2. Promissory Note dated September 3, 2026 by the 2020 Irrevocable Lindsay S. Moroun Trust Under Agreement dated November 24, 2020 in favor of Matthew T. Moroun, individually.

3. Joint Filing Agreement, dated as of August 3, 2023, among Matthew T. Moroun, the Moroun Grantor Trust, the 2020 Lindsay Moroun Trust, and Frederick P. Calderone (incorporated by reference to Exhibit 3 to the Schedule 13D/A Amendment No. 13, filed on August 3, 2023 (file number 005-39193)).

4. Voting Agreement, dated as of September 11, 2025, between Matthew T. Moroun, Individually and as Trustee of the Moroun Grantor Trust, and Frederick P. Calderone, as Special Trustee of the 2020 Lindsay Moroun Trust (incorporated by reference to Exhibit 4 to the Schedule 13D/A Amendment No. 16, filed on September 15, 2025 (file number 005-39193)).

## Signatures
- Matthew T. Moroun: /s/ Matthew T. Moroun, Matthew T. Moroun (09/08/2026)
- Grantor Trust for Matthew T. Moroun and DuraRock Underwriters, Ltd.: /s/ Matthew T. Moroun, Matthew T. Moroun, Trustee (09/08/2026)
- 2020 Irrevocable Lindsay S. Moroun Trust, dated November 24, 2020: /s/ Matthew T. Moroun, Matthew T. Moroun, Trustee (09/08/2026)
- 2020 Irrevocable Lindsay S. Moroun Trust, dated November 24, 2020: /s/ Frederick P. Calderone, Frederick P. Calderone, Special Trustee (09/08/2026)
- Frederick P. Calderone: /s/ Frederick P. Calderone, Frederick P. Calderone (09/08/2026)